Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30, 2006	For the twelve months ended December 31,
		2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
	(Dollars in thousands)
Income before income taxes	$520,904	$402,880	$399,378	$336,213	$203,546	$176,952
Fixed charges	72,902	66,434	49,246	40,972	44,349	52,010

Total earnings	$593,806	$469,314	$448,624	$377,185	$247,895	$228,962

Interest charged to expense	$47,335	$39,315	$23,172	$17,367	$17,252	$25,302
One-third of rent expense	25,567	27,119	26,074	23,605	27,097	26,708

Total fixed charges	$72,902	$66,434	$49,246	$40,972	$44,349	$52,010

Ratio of earnings to fixed charges (2)(3)	8.1x	7.1x	9.1x	9.2x	5.6x	4.4x

Notes
(1)	We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R on January 1, 2006. We have adjusted prior period amounts to reflect the effect of expensing stock awards under the modified retrospective application method of SFAS 123R.
(2)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(3)	There are no shares of preferred stock outstanding.